

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 26, 2016

Mr. Joseph P. Hannan
Senior Vice President, Treasurer and Chief
Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, NW, Suite 2300
Atlanta, GA 30305

>   **Re: Cumulus Media Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **Form 10-Q for the Fiscal Quarter ended September 30, 2015**
>   **Response dated December 28, 2015**
>   **File No. 000-24525**

Dear Mr. Hannan:

We have reviewed your December 28, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarter ended September 30, 2015

4. Intangible Assets and Goodwill, page 9

1. We note your response to comment 2. We were unable to find disclosures regarding the underlying reasons for the decline in national broadcast advertising revenue and network advertising revenue as you indicated in the second paragraph of your response. In your next filing please disclose the "three distinct factors," as disclosed in your response that contributed to the decline in revenues in reporting unit 1.

2. Also please disclose the underlying reasons why local advertising revenue in reporting unit 2 did not decrease to the same extent that revenue attributable to reporting unit 1, as you discussed in the fourth paragraph of your response.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications